UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO

                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                (Amendment No. 3)

                          FOODARAMA SUPERMARKETS, INC.

                       (Name of Subject Company (Issuer))

                         SAKER HOLDINGS CORP. (OFFEROR)
                            JOSEPH J. SAKER (OFFEROR)
                           RICHARD J. SAKER (OFFEROR)
                         JOSEPH J. SAKER, JR. (OFFEROR)
                            THOMAS A. SAKER (OFFEROR)
                             GLORIA SAKER (OFFEROR)
                         NADINE SAKER MOCKLER (OFFEROR)
                          DENISE SAKER MARDER (OFFEROR)
                          RICHARD JAMES SAKER (OFFEROR)
                 JOSEPH SAKER FAMILY PARTNERSHIP, L.P. (OFFEROR)

            (Names of Filing Persons (Identifying Status as Offeror,
                            Issuer or Other Person))

                          COMMON STOCK, $1.00 PAR VALUE
                         (Title of Class of Securities)

                                    344820105
                      (CUSIP Number of Class of Securities)

                              JOHN A. AIELLO, ESQ.
                            PHILIP D. FORLENZA, ESQ.
                       GIORDANO HALLERAN AND CIESLA, P.C.
                        125 HALF MILE ROAD, P.O. BOX 190
                          MIDDLETOWN, NEW JERSEY 07748
                                 (732) 741-3900

  (Name, Address, and Telephone Numbers of Person Authorized to Receive Notices
                 and Communications on Behalf of Filing Persons)

                            CALCULATION OF FILING FEE

--------------------------------------------------------------------------------
Transaction Valuation (1)                    Amount of Filing Fee (2)
---------------------                        --------------------
--------------------------------------------------------------------------------
$27,303,745                                  $2,922
--------------------------------------------------------------------------------

(1) Estimated for purposes of calculating filing fee only. This calculation assumes the purchase of 511,165 shares of common stock of Foodarama Supermarkets, Inc. at the tender offer price of $53 per share of common stock. The transaction value also takes into account 4,000 stock options outstanding not held by the filing persons listed above.

(2) The amount of the filing fee, calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 5 for fiscal year 2006 issued by the Securities and Exchange Commission, equals $107.00 per million of transaction value, or $2,922.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

            Amount Previously Paid:        $2,922
                                        ------------------------------
            Form or Registration No.:      Schedule TO
                                        ------------------------------
            Filing Party:                  Same as Above
                                        ------------------------------
            Date Filed:                    May 9, 2006
                                        ------------------------------

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

            |X|   third-party tender offer subject to Rule 14d-l.

            |_|   issuer tender offer subject to Rule 13e-4.

            |_|   going-private transaction subject to Rule 13e-3.

            |_|   amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: |_|

                                  INTRODUCTION

      This Amendment No. 3 to Tender Offer Statement on Schedule TO (this "Amendment") is being filed by Saker Holdings Corp. (the "Purchaser"), a Delaware corporation formed by a purchaser group consisting of Richard J. Saker, President and Chief Executive Officer of Foodarama Supermarkets, Inc.
("Foodarama"), Joseph J. Saker, Chairman of Foodarama, Joseph J. Saker, Jr., Senior Vice President - Marketing and Advertising and Secretary of Foodarama, Thomas A. Saker, Vice President of Store Operations of Foodarama, the Joseph Saker Family Partnership, L.P. and four other members of the family of Joseph J. Saker (collectively, the "Purchaser Group"), and the members of the Purchaser Group.

      This Amendment relates to the offer by the Purchaser to purchase all of the outstanding shares of Foodarama common stock, $1.00 par value per share (the "Shares"), not currently owned by the Purchaser Group, at a price of $53 per Share, in cash, upon the terms and subject to the conditions set forth in the Offer to Purchase, attached as Exhibit (a)(1)(i) to Amendment No. 2 to Schedule TO, filed by the Purchaser and the Purchaser Group with the Securities and Exchange Commission (the "SEC") on June 16, 2006 (the "Offer to Purchase"), and the related Letter of Transmittal, attached thereto as Exhibit (a)(1)(ii) (the "Letter of Transmittal") (the Offer to Purchase and the Letter of Transmittal collectively constitute the "Tender Offer"). The Tender Offer is being made in connection with a "going private" transaction which will result in Foodarama ceasing to be a publicly traded company.

      The information set forth in the Offer to Purchase, including all appendices thereto, is expressly incorporated by reference into this Amendment in its entirety, and responses to each item in this Amendment are qualified in their entirety by the provisions of the Offer to Purchase.

Items 1 - 11.

      This Amendment hereby amends and supplements the Schedule TO filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006 by adding the following disclosure, as appropriate, for Items 1 - 11 thereof:

      On July 20, 2006, Foodarama and the Purchaser issued a press release announcing the results of the Tender Offer. Based upon preliminary information provided by American Stock Transfer & Trust Company, the depositary for the Tender Offer, a total of 416,666 Shares were validly tendered (and not properly withdrawn) in the Tender Offer prior to the Tender Offer's expiration at 12:00 midnight on July 19, 2006. These Shares, together with all shares held by the members of the Purchaser Group, represent approximately 91% of the outstanding common stock of Foodarama.

      Foodarama also announced that at a special meeting of its shareholders held on July 19, 2006, Foodarama's shareholders approved a share exchange between Foodarama and its wholly owned subsidiary, FSM-Delaware, Inc. ("FSM-Delaware"), which had been proposed in connection with the Tender Offer. As a result of these events, Purchaser expects that all conditions to the purchase of shares in the Tender Offer will soon be satisfied and plans to close the financing it has arranged to purchase the Shares in the Tender Offer and to proceed to accept and promptly pay for the Shares tendered for purchase. Immediately after the Tender Offer is completed, Foodarama will implement the share exchange whereby each outstanding share of Foodarama common stock will be exchanged for one share of common stock of FSM-Delaware. The share exchange will be immediately followed by the merger of FSM-Delaware with and into Purchaser. Shareholders of Foodarama who did not tender Shares in the Tender Offer, other than the members of the Purchaser Group, will receive $53 per share in cash for the shares of FSM-Delaware received in the share exchange, subject to their right to seek appraisal rights under Delaware law. These transactions will result in Foodarama becoming a wholly owned subsidiary of Purchaser and ceasing to be a publicly traded company.

      The full text of the press release is filed as Exhibit (a)(1)(xi) to this Amendment and is incorporated herein.

Item 12. Exhibits.

Exhibit No.       Description
-----------       -----------

(a)(1)(i)         Offer  to  Purchase,  incorporated  by  reference  to  Exhibit
                  (a)(1)(i) to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(ii)        Letter of  Transmittal,  incorporated  by reference to Exhibit
                  (a)(1)(ii) to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(iii) Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(iv) Letter of Information from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(iv) to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(v) to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit
                  (a)(1)(vi) to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(vii)       Letter to  Shareholders,  incorporated by reference to Exhibit
                  (a)(1)(vii) to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(viii)      Press  Release  issued by  Foodarama  relating  to the  Tender
                  Offer,  incorporated  by reference to Exhibit 99.2 to Schedule
                  TO, filed by the Purchaser and the Purchaser Group with the SEC on December 2, 2005.

(a)(1)(ix) Proposal Letter to Foodarama, dated December 1, 2005, incorporated by reference to Exhibit 99.1 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on December 2, 2005.

(a)(1)(x) Press Release issued by Purchaser announcing the commencement of the Tender Offer, incorporated by reference to Exhibit
                  (a)(1)(x) to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(xi) Press Release issued by Foodarama and Purchaser announcing the results of the Tender Offer and the approval of the share exchange.

(a)(4) Proxy Statement/Prospectus, incorporated by reference to the Proxy Statement/Prospectus contained in Amendment No. 3 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 13, 2006.

(b) Amended and Restated Commitment Letter, dated as of November 23, 2005, issued by GMAC Commercial Finance LLC, incorporated by reference to Exhibit (b) to Amendment No. 3 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(d)(1) Agreement and Plan of Share Exchange, dated March 2, 2006, by and between Foodarama and FSM-Delaware, Inc., incorporated by reference to Annex A to the Proxy Statement/Prospectus contained in Amendment No. 3 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 13, 2006.

(d)(2)(i) Tender Offer and Support Agreement, dated as of March 2, 2006, between Foodarama and Purchaser, incorporated by reference to
                  Exhibit 99.2 to the report on Form 8-K/A filed by Foodarama on March 27, 2006.

(d)(2)(ii) First Amendment to Tender Offer and Support Agreement, dated June 7, 2006, by and between Foodarama and Purchaser, incorporated by reference to Exhibit (d)(2)(ii) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(d)(3) Form of Agreement and Plan of Merger, by and between FSM-Delaware and Purchaser, incorporated by reference to Annex D to the Proxy Statement/Prospectus contained in Amendment No. 3 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 13, 2006.

(d)(4) Custody Agreement and Limited Power of Attorney, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(4) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(5) Custody Agreement, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(5) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(6) Exchange Agreement, dated March 2, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(6) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(7) Amendment No. 1 to Exchange Agreement, dated March 17, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(7) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(g)               None.

(h)               None.

Item 13. Information Required by Schedule 13E-3.

      The information called for by this Item is being filed with the SEC concurrently herewith under the cover of Amendment No. 2 to Rule 13e-3 Transaction Statement on Schedule 13E-3 by Saker Holdings Corp., Richard J. Saker, Joseph J. Saker, Joseph J. Saker, Jr., Thomas A. Saker and the Joseph Saker Family Partnership, L.P.

                                   SIGNATURES

      After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 20, 2006                      Saker Holdings Corp.


                                      By:  /s/ Richard J. Saker
                                           -------------------------------------
                                     Name: Richard J. Saker
                                    Title: President and Chief Executive Officer


                                           /s/ Joseph J. Saker
                                           -------------------------------------
                                           Joseph J. Saker


                                           /s/ Richard J. Saker
                                           -------------------------------------
                                           Richard J. Saker


                                           /s/ Joseph J. Saker, Jr.
                                           -------------------------------------
                                           Joseph J. Saker, Jr.


                                           /s/ Thomas A. Saker
                                           -------------------------------------
                                           Thomas A. Saker


                                           /s/ Gloria Saker
                                           -------------------------------------
                                           Gloria Saker


                                           /s/ Nadine Saker Mockler
                                           -------------------------------------
                                           Nadine Saker Mockler


                                           /s/ Denise Saker Marder
                                           -------------------------------------
                                           Denise Saker Marder


                                           /s/ Richard James Saker
                                           -------------------------------------
                                           Richard James Saker

                                           Joseph Saker Family Partnership, L.P.
                                       By: The Saker Family Corporation


                                       By: /s/ Richard J. Saker
                                           -------------------------------------
                                     Name: Richard J. Saker
                                    Title: President

                                  EXHIBIT INDEX

EXHIBIT NO.       DESCRIPTION
-----------       -----------

(a)(1)(i)         Offer  to  Purchase,  incorporated  by  reference  to  Exhibit
                  (a)(1)(i) to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(ii)        Letter of  Transmittal,  incorporated  by reference to Exhibit
                  (a)(1)(ii) to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(iii) Notice of Guaranteed Delivery, incorporated by reference to Exhibit (a)(1)(iii) to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(iv) Letter of Information from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(iv) to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(v) Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees, incorporated by reference to Exhibit (a)(1)(v) to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(vi) Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9, incorporated by reference to Exhibit
                  (a)(1)(vi) to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(vii)       Letter to  Shareholders,  incorporated by reference to Exhibit
                  (a)(1)(vii) to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(viii)      Press  Release  issued by  Foodarama  relating  to the  Tender
                  Offer,  incorporated  by reference to Exhibit 99.2 to Schedule
                  TO, filed by the Purchaser and the Purchaser Group with the SEC on December 2, 2005.

(a)(1)(ix) Proposal Letter to Foodarama, dated December 1, 2005, incorporated by reference to Exhibit 99.1 to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on December 2, 2005.

(a)(1)(x) Press Release issued by Purchaser announcing the commencement of the Tender Offer, incorporated by reference to Exhibit
                  (a)(1)(x) to Schedule TO, filed by the Purchaser and the Purchaser Group with the SEC on June 16, 2006.

(a)(1)(xi) Press Release issued by Foodarama and Purchaser announcing the results of the Tender Offer and the approval of the share exchange.

(a)(4) Proxy Statement/Prospectus, incorporated by reference to the Proxy Statement/Prospectus contained in Amendment No. 3 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 13, 2006.

(b) Amended and Restated Commitment Letter, dated as of November 23, 2005, issued by GMAC Commercial Finance LLC, incorporated by reference to Exhibit (b) to Amendment No. 3 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(d)(1) Agreement and Plan of Share Exchange, dated March 2, 2006, by and between Foodarama and FSM-Delaware, Inc., incorporated by reference to Annex A to the Proxy Statement/Prospectus contained in Amendment No. 3 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 13, 2006.

(d)(2)(i) Tender Offer and Support Agreement, dated as of March 2, 2006, between Foodarama and Purchaser, incorporated by reference to
                  Exhibit 99.2 to the report on Form 8-K/A filed by Foodarama on March 27, 2006.

(d)(2)(ii) First Amendment to Tender Offer and Support Agreement, dated June 7, 2006, by and between Foodarama and Purchaser, incorporated by reference to Exhibit (d)(2)(ii) to Amendment No. 3 to Schedule 13E-3, filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on June 13, 2006.

(d)(3) Form of Agreement and Plan of Merger, by and between FSM-Delaware and Purchaser, incorporated by reference to Annex D to the Proxy Statement/Prospectus contained in Amendment No. 3 to Registration Statement on Form S-4, filed by FSM-Delaware, Inc. with the SEC on June 13, 2006.

(d)(4) Custody Agreement and Limited Power of Attorney, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(4) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(5) Custody Agreement, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(5) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(6) Exchange Agreement, dated March 2, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(6) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(d)(7) Amendment No. 1 to Exchange Agreement, dated March 17, 2006, by and among Purchaser and members of the Purchaser Group, incorporated by reference to Exhibit (d)(7) to Amendment No. 1 to Schedule 13E-3 filed by Foodarama, the Purchaser and certain members of the Purchaser Group with the SEC on May 8, 2006.

(g)               None.

(h)               None.